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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Renaissance US Growth Investment Trust PLC
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)
     8080 N. Central Expressway
     Suite 210, LB-59
--------------------------------------------------------------------------------
                                    (Street)

     Dallas                         Texas                75206
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Integrated Security Systems, Inc.  (IZZI)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

     None - Foreign Entity
________________________________________________________________________________
4.   Statement for Month/Day/Year

     February 10, 2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)

     November 1998
________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                      393,259         D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock - PIK                                                                                142,175         D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock - PIK         02/10/03                  J(1)            10,738       A     $0.31      10,738         D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock - PIK         02/10/03                  J(2)            11,606       A     $0.29      11,606         D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock - PIK         02/10/03                  J(3)            15,467       A     $0.22      15,467         D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

J(1) On the date shown above, filer received 10,738 shares of common stock dated 11/30/2002 as payment in kind of $3,328.77 dividends due to filer.
J(2) On the date shown above, filer received 11,606 shares of common stock dated 11/30/2002 as payment in kind of $3,365.75 dividends due to filer.
J(3) On the date shown above, filer received 15,467 shares of common stock dated 11/30/2002 as payment in kind of $3,402.74 dividends due to filer.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Warrants                                                                      Common      125,000  $0.80     125,000    D
------------------------------------------------------------------------------------------------------------------------------------
Warrants                                                                      Common      181,818  $0.80     181.818    D
------------------------------------------------------------------------------------------------------------------------------------
Warrants                                                                      Common      364,299  $0.549    364,299    D
------------------------------------------------------------------------------------------------------------------------------------
$150,000 Series
D Preferred                                                                   Common      187,500  $0.80     187,500    D
------------------------------------------------------------------------------------------------------------------------------------
Warrants                                                                      Common      125,000  $1.00     125,000    D
------------------------------------------------------------------------------------------------------------------------------------
Series F
Preferred                                                                     Common    2,714,945  $0.20   2,714,945    D
------------------------------------------------------------------------------------------------------------------------------------
Series G
Preferred                                                                     Common   17,504,125  $0.20  17,504,125    D
------------------------------------------------------------------------------------------------------------------------------------
Warrants                                                                      Common    1,625,000  $0.20   1,625,000    D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses: Renaissance US Growth Investment Trust PLC is the beneficial owner of more than 10% of the Company's common stock on a fully converted basis. The Investment Manager is Renaissance Capital Group, Inc., which is also Investment Adviser for Renaissance Capital Growth & Income Fund III, Inc., which also owns securities of Integrated Security Systems, Inc.
J(3) On the date shown above, warrants to purchase common stock expired without exercise.

/S/ Russell Cleveland
President & CEO, Renaissance Capital Group, Inc
Investment Manager                                          February 10, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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